Via Facsimile and U.S. Mail
Mail Stop 4720

March 22, 2010

Elizabeth Williams
Director of Finance and Acting Chief Financial Officer
Lorus Therapeutics Inc.
2 Meridian Road
Toronto, Ontario, Canada
M9W 4Z7

Re: Lorus Therapeutics Inc.
     Form 20-F for the Fiscal Year Ended May 31, 2009
     Filed November 30, 2009
     File Number: 001-32001

Dear Ms. Williams:

     We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief